UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  11 )*

SAGA COMMUNICATIONS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

786598300
(CUSIP Number)

Daniel R. Tisch
c/o TowerView LLC
460 Park Avenue
New York, New York 10022
(212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

SCHEDULE 13D

CUSIP No. 786598300	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
TowerView LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,161,144

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,161,144

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,161,144

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Based on 6,123,529 shares of the Issuer’s Class A common stock outstanding as of March 3, 2023, as reported by the Issuer in its Form 10-K filed with the SEC on March 16, 2023.

Item 1.	Security and Issuer.

This Amendment No. 11 amends and supplements the Amended Schedule 13D filed on August 26, 2022 by the undersigned, relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Saga Communications, Inc., a Florida corporation (the “Company”).

Except as specifically provided herein, this Amendment No. 11 does not modify any of the disclosure previously reported in the Schedule 13D, as amended.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D, as amended.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented, as follows:

On April 7, 2023, the Company filed its Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934.  The Schedule 14A includes the Board of Directors’ (the “Board”) recommendation that Michael W. Schechter be elected to the Board at the Company’s upcoming Annual Meeting. Mr. Schechter is a non-controlling member of TowerView LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023

TowerView LLC

	By	/s/ Daniel R. Tisch
Daniel R. Tisch
Managing Member